Exhibit 99.1

Sentinel Energy Services Inc. and Strike Capital LLC Enter Business Combination to Form Publicly Traded Strike Inc.

●	Strike Inc. represents the largest, pure-play pipeline and facilities infrastructure and integrity services provider across U.S. onshore energy markets and transmission corridors

●	Following the business combination, Sentinel will be led by the existing dynamic management team of Strike, which will be supported by a distinguished Board of Directors, including Andrew Gould and Krishna Shivram

●	Secured a $150 million PIPE commitment at $10 per share, including $110 million from Fidelity Management and Research Company and $40 million from the sponsor, CSL Capital Management, L.P. and certain of its investment funds

●	Attractive entry multiples provide investors a platform for significant growth at a discount to peers, at 6.3x 2018 projected adjusted EBITDA and 5.4x 2019 projected adjusted EBITDA

●	Existing Strike shareholders, including Strike management and One Equity Partners (“OEP”) to retain significant ownership

●	Conference call scheduled for Friday, October 19, 2018 at 9 a.m. Central Time to discuss the business combination

HOUSTON, October 19, 2018 – Sentinel Energy Services Inc. (“Sentinel”) (NASDAQ: STNL and STNLW), an energy-focused special purpose acquisition company led by Chairman Andrew Gould and Chief Executive Officer Krishna Shivram, and sponsored by Sentinel Management Holdings LLC, an affiliate of CSL Capital Management L.P., today announced it has entered into a definitive agreement to acquire a majority interest in Strike Capital LLC (“Strike Capital”), which owns and operates Strike LLC (“Strike”), a leading North America infrastructure and integrity services and projects business. The transaction is subject to approval by the Sentinel shareholders and other customary closing conditions.

The combined company will have an anticipated initial total enterprise value of approximately $854 million. Upon completion of the business combination, which is expected to occur during the first quarter of 2019, Sentinel will be renamed Strike Inc. and is expected to trade on the NYSE under a new ticker “STRK”. Sentinel has also obtained commitments for a $150 million PIPE investment at $10 per share, including a cash commitment of $110 million by Fidelity Management and Research Company and $40 million investment by Sentinel’s sponsor, CSL Capital Management L.P. and certain of its investment funds, comprising a cash commitment of $22 million and the contribution of a mid-stream pipeline services business, Invacor, valued at $18 million. These investments will be used to enhance Strike’s balance sheet following the acquisition. Strike management will retain 75% of their existing ownership stake while OEP will retain 80% of their existing ownership stake in Strike Capital.

The business combination values Strike at a 5.4x 2019 projected adjusted EBITDA, implying a discount of approximately 32% to publicly traded peers. Cash proceeds from the business combination, including the PIPE investment, is expected to be up to $477 million and will be utilized to pay $124 million to existing shareholders with the remaining available cash being available to pay off the existing term loan and revolver facilities in their entirety. The resulting strong balance sheet with net cash on hand and approximately $200 million of available liquidity will allow Strike to take advantage of several growth opportunities in the robust pipeline infrastructure services market and to provide working capital needs.

700 Louisiana Street, Suite 2700 | Houston, TX 77002

Phone (281) 581-0619 | Fax (281) 946-8967

Prior to completion of the business combination, Sentinel is expected to re-domesticate from the Cayman Islands to Delaware.

Founded in 2003 by Chief Executive Officer Steve Pate and his partners, Strike LLC is the leading U.S. provider of full life cycle pipeline infrastructure services, including new construction, make-ready, testing, inspection, maintenance, repairs, rehabilitation, upgrades, facility construction and reconnection. Strike operates in most major energy markets and has a proven, scalable platform with a track record of consistent growth across oil and natural gas cycles. From the period 2007-2017, Strike generated compound annual revenue growth of more than 35 percent with estimated 2018 revenues of $1.8 billion.

Sentinel was formed in late 2017 for the purpose of entering into a business combination with one or more businesses, focused on the energy services and equipment sectors. Following its IPO in November 2017, Sentinel began its search for attractive assets that would benefit from Messrs. Gould’s and Shivram’s operating experience, industry connections and approach to business as well as CSL’s energy services industry focus and network of relationships. Mr. Gould had a 36-year career with Schlumberger Ltd, retiring as Chairman and Chief Executive Officer in 2012, after which he was Chairman of BG Group for four years until its sale to Shell. Mr. Shivram had a 25-year career with Schlumberger Ltd, with his last role as Vice President and Treasurer. In 2013, Mr. Shivram joined Weatherford International plc as the Chief Financial Officer and was then appointed Interim Chief Executive Officer in 2016 until his departure in 2017. Following the closing, the business will continue to be led by Strike’s current Chief Executive Officer and one of its founding partners, Steve Pate, together with his existing management team.

Upon closing, the Board of Directors of Sentinel, will consist of seven members, including Mr. Gould as Chairman, Mr. Shivram, Mr. Pate, Mr. Charles Leykum, Mr. Lee Gardner, Mr. Marc Zenner and Mr. Jon Marshall. The combined experience of this board will be instrumental in shaping Strike’s future growth trajectory.

Mr. Gould will bring his decades of operating experience, high level client contacts, customer outreach and extensive mergers and acquisitions experience to provide strong and stable leadership to the company. Mr. Shivram will bring his extensive financial and operational experience to support the company’s financial function, mergers and acquisitions activities and investor outreach efforts.

Mr. Gould commented “We are delighted to have reached agreement with Strike whose service lines, operating and safety record represent a unique opportunity to address the rapidly growing market for pipeline and facilities infrastructure and integrity services. The industry is poised to embark on a secular growth phase to build out the infrastructure needed to service the growing global demand for oil and gas that will feed U.S. exports for years to come. Strike is uniquely positioned to take advantage of this trend. We have been impressed by the dedication and dynamism of the Strike management team and their focus on long-term customer relationships across the U.S. We look forward to working with them to continue to grow the business both in the U.S. and other geographies.”

700 Louisiana Street, Suite 2700 | Houston, TX 77002

Phone (281) 581-0619 | Fax (281) 946-8967

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Mr. Pate commented, “Over the last 15 years, our employees have worked hard to earn Strike’s reputation as the leading provider of safe, full life cycle pipeline and facilities infrastructure services. Our client-focused solutions have enabled long-term client partnerships, and we see our differentiated technical expertise and execution capabilities as competitive advantages going forward. Now, as we seek to scale, expand and add to our successes, this merger allows us to do so as a publicly traded entity with a strong balance sheet, access to capital markets, and with distinguished leaders like Andrew and Krishna joining our team. We are excited about Strike’s next phase of growth and the opportunities that lie ahead.”

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Strike Highlights

●	Strike is a leading U.S. provider of full life cycle pipeline and facilities infrastructure services

●	Nationwide footprint with a presence in most major energy markets

●	Proven scalable platform with a track record of consistent growth across oil and gas cycles

●	Estimated 2018 revenue of $1.8 billion and estimated 2018 adjusted EBITDA of $134 million

●	35+% 10 year revenue growth for the periods of 2007-2017

●	Industry leading safety track record with 0.45 Total Recordable Incident Rate and more than 20 million man hours worked without a lost time incident, as of September 30, 2018

Transaction Details

The proposed business combination is subject to customary closing conditions, including regulatory approvals and the approval of Sentinel shareholders. The combination is expected to be completed in the first quarter of 2019.

Additional information about the proposed business combination and related transactions will be described in Sentinel’s preliminary proxy statement relating to business combination, which Sentinel will file with the U.S. Securities and Exchange Commission (the “SEC”). The description of the proposed business combination is only a summary and is qualified in its entirety by reference to the transaction agreement, a copy of which will be filed by Sentinel with the SEC as an exhibit to a Current Report on Form 8-K.

Advisors

Citigroup Global Markets Inc. acted as sole private placement agent, financial advisor and capital markets advisor to Sentinel; Winston & Strawn LLP acted as legal counsel to Sentinel. J.P. Morgan Securities LLC acted as financial advisor to Strike; Jones Day acted as legal counsel to Strike.

700 Louisiana Street, Suite 2700 | Houston, TX 77002

Phone (281) 581-0619 | Fax (281) 946-8967

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Investor Webcast and Presentation Information

At 9 a.m. Central Time on Friday, October 19, 2018, Sentinel will be holding an investor conference call to discuss the transaction. For those who wish to participate, the domestic toll-free access number is 1-877-523-5612 and the international toll-free access number is 1-201-689-8483. Once connected with the operator, please use the participant code 26027042# to access the Strike Transaction Announcement Investor Call.

A replay of the call will also be available from 9 a.m. Central Time on October 19, 2018 to 11:59 p.m. Central Time on March 30, 2019. To access the replay, please use the toll-free numbers and code indicated above.

About Sentinel

Sentinel is a special purpose acquisition company focused on the energy services and equipment sectors and was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company is sponsored by Sentinel Management Holdings, LLC, an affiliate of CSL Capital Management, L.P.

About CSL Capital

CSL Capital Management, L.P. (“CSL Capital”) is an SEC-registered investment firm focused on energy services and equipment businesses in the U.S.  Headquartered in Houston, Texas, CSL Capital was founded in early 2008. The current CSL Capital portfolio includes several de novo, growth, recapitalization, and other investments. CSL Capital's partners include financial institutions, endowments, foundations, and family offices, among other institutional groups. Since its 2008 inception, CSL Capital has raised in excess of $1.5 billion in equity capital and commitments across various investment vehicles. For more information, please visit www.cslenergy.com

About Strike

Strike is a Texas limited liability company and was formed in 2003. Strike provides a full complement of pipeline infrastructure and integrity services, including new construction, make-ready, testing, inspection, maintenance, repairs, rehabilitation, upgrades, facility construction and reconnection. Strike operates through multiple locations across its national footprint, with corporate headquarters located in The Woodlands, Texas. Strike is controlled by a group of investment funds managed by OEP Capital Advisors, L.P. (“One Equity Partners” or “OEP”).

Additional Information About The Business Combination And Where To Find It

Sentinel intends to file with the SEC preliminary and definitive proxy statements in connection with the proposed business combination and other matters and will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Sentinel’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with Sentinel’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Sentinel, Strike and the proposed business combination. Sentinel’s shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC by Sentinel, without charge, at the SEC's website located at www.sec.gov or by directing a request to 700 Louisiana Street, Suite 2700, Houston, Texas 77002 Attention: Kent Jamison, or by telephone at (281) 407-0686. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

700 Louisiana Street, Suite 2700 | Houston, TX 77002

Phone (281) 581-0619 | Fax (281) 946-8967

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the benefits of the proposed business combination, the projections of 2018 and 2019 adjusted EBITDA and generally the future financial performance of the combined company following the proposed business combination, changes in the market for Strike’s services, and expansion plans and opportunities, including future acquisition or additional business combinations are based on current information and expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Sentinel’s, Strike’s or Strike Capital’s views as of any subsequent date, and neither Sentinel nor Strike undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement among the equity holders of Strike Capital and Sentinel; (2) the outcome of any legal proceedings that may be instituted against Strike, Strike Capital or Sentinel following announcement of the proposed business combination and related transactions; (3) the inability to complete the transactions contemplated by the transaction agreement among the equity holders of Strike Capital and Sentinel due to the failure to obtain approval of the shareholders of Sentinel or satisfy other conditions to the closing of the proposed business combination; (4) the ability to obtain or maintain the listing of Sentinel’s common stock on the Nasdaq Capital Market following the proposed business combination; (5) the risk that the proposed business combination disrupts the parties' current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Strike or Sentinel may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement to be filed by Sentinel in connection with the proposed business combination, including those under “Risk Factors” therein, and other factors identified in Sentinel’s prior and future filings with the SEC, available at www.sec.gov.

700 Louisiana Street, Suite 2700 | Houston, TX 77002

Phone (281) 581-0619 | Fax (281) 946-8967

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No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No portion of Sentinel’s,Strike’s and CSL Capital’s websites is incorporated by reference into or otherwise deemed to be a part of this press release.

Participants in the Solicitation

Sentinel and its directors and executive officers, Strike Capital and its directors and executive officers, and other persons may be deemed to be participants in the solicitations of proxies from Sentinel’s shareholders in respect of the proposed business combination. Information regarding Sentinel’s and Strike Capital’s directors’ and executive officers’ participation in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement related to the proposed business combination when it becomes available, and which can be obtained free of charge from the sources indicated above.

Contacts

For Sentinel

Kent Jamison

(281) 407-0686

kent@cslenergy.com

For Strike

Frank McCawley

(713) 389-3000

frank.mccawley@strikeusa.com

For Media

Brian Brooks

(281) 323-6644

Strike.PR@strikeusa.com

700 Louisiana Street, Suite 2700 | Houston, TX 77002

Phone (281) 581-0619 | Fax (281) 946-8967

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